UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Christine B. Cheney

13663 Providence Road,

 Suite #253

Weddington, NC  28104

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christine B. Cheney

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
2,000,000 shares of Common Stock
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0 shares of Common Stock
Reporting
Person With	| 9 | Sole Dispositive Power
2,000,000 shares of Common Stock

| 10 | Shared Dispositive Power
2,092,500 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
4,092,500 shares of Common Stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
7.9% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)

| 14 |	Type of Reporting Person
IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2014, by Christine B. Cheney (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On October 10, 2014, the Company issued a Convertible Note to Thomas Cheney, IRA (owned by spouse of Christine B. Cheney) with a maximum potential conversion to 937,500 shares.  Maturity of the note is October 9, 2016.

On December 31, 2014, the Company issued 60,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

On March 31, 2015, the Company issued 630,000 shares to Strategic for the benefit of Christine B. Cheney, pursuant to the terms of her consulting agreement.

Ms. Cheney is deemed to beneficial own shares held by Strategic.

Item 5. Interest in Securities of the Issuer

(a)

Ms. Cheney beneficially owns 4,092,500 shares of common stock. The common stock represents 7.9% of the outstanding common stock of the Company based on 50,674,195 outstanding shares as of the date of this filing.

(b)

Ms. Cheney holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,000,000 shares of common stock held by Ms. Cheney and shares the right to vote or direct the vote and power to dispose or to direct the disposition of 1,155,000 shares of common stock held by Strategic with her husband, representing 3,155,000 shares or 6.23% of the outstanding common stock of the Issuer.  Ms. Cheney, as a beneficiary of her husband’s IRA, has the indirect right to vote or direct the vote and indirect power to dispose of or to direct the disposition of a potential of 937,500 shares of common stock, if the Convertible Note held by her husband’s IRA is converted by 10/9/2016.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Ms. Cheney.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

By:	/s/ Christine B. Cheney
Christine B. Cheney